AB 3/27/06

06006085

SECURITI[ES AND EXCHANGE COMMIS]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Fund Services (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 Trumbull St
(No. and Street)

Hartford CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Cullen (860) 616-9046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street Boston MA 02116-5072
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING RECEIVED
MAR 01 2006
WASH. D.C. 152 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean A. Lindquist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Fund Services (USA) LLC, as of February 28, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN ENGLE
NOTARY PUBLIC
MY COMMISSION EXPIRES:
MAY 31, 2009

Susan Engle 2/28/2006
Notary Public

Dean A. Lindquist
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Other Supplemental Information

UBS Fund Services (USA) LLC

Year Ended December 31, 2005

UBS Fund Services (USA) LLC

Audited Financial Statements and Other Supplemental Information

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
UBS Fund Services (USA) LLC

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (Company) as of December 31, 2005, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Fund Services (USA) LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 27, 2006

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 158,623
Due from affiliates	51,000
Prepaid expenses	30,869
NASD deposits	1,214
Total assets	$ 241,706
Liabilities and members' capital	
Liabilities:	
Due to affiliates	$ 67,273
Accrued expenses	22,215
Total liabilities	89,488
Commitments and contingencies	
Members' capital:	
Contributed capital	150,000
Retained earnings	2,218
Total members' capital	152,218
Total liabilities and members' capital	$ 241,706

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2005

Revenues:	
Service fee income	$ 96,000
Allocated representative revenue	66,101
Total revenue	162,101
Expenses:	
Allocated representative costs	66,101
Registration fees	34,251
Outside services	22,790
General and administrative expenses	36,741
Total expenses	159,883
Net income	$ 2,218

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2005

	Managing Member's Capital	Minority Member's Capital	Retained Earnings	Total
Balance at January 1, 2005	148,500	1,500	83,167	233,167
Distribution to members			**(83,167)**	**(83,167)**
Net income	**-**	**-**	**2,218**	**2,218**
Balance at December 31, 2005	**$ 148,500**	**$ 1,500**	**$ 2,218**	**$ 152,218**

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 2,218
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash arising from changes in operating assets and liabilities:	
Due from affiliates	(36,000)
Prepaid expenses	(1,704)
NASD deposits	(249)
Due to affiliates	33,238
Accrued expenses	3,415
Net adjustments	(1,300)
Net cash provided by operating activities	918
Cash flows from financing activities	
Distribution to members	(83,167)
Net cash used in financing activities	(83,167)
Net decrease in cash	(82,249)
Cash at beginning of year	240,872
Cash at end of year	$ 158,623

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

December 31, 2005

1. Organization

UBS Fund Services (USA) LLC, (Company), a Delaware limited liability company, was organized on June 30, 1996. The Company commenced operations on October 1, 1996, and became a registered broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (NASD) on December 20, 1996. UBS Realty Investors LLC, (URI), a Massachusetts limited liability company, is the sole managing member of the Company, holding a 99% member interest. URI was organized on April 24, 1996, and is a registered investment adviser under the Investment Advisers Act of 1940. ARI Acquisition Corporation (ACQ), a Massachusetts corporation organized on April 29, 1996, is the minority member of the Company, holding the remaining 1% member interest.

On December 17, 1999, UBS AG (a banking corporation organized under the laws of Switzerland) through its subsidiaries, purchased all of the outstanding common stock of ACQ, the minority interest in URI previously owned by URI Management, and the minority interest in UBS AgriVest LLC previously owned by UBS AgriVest LLC employees (collectively, the Purchase). Prior to the Purchase, URI was known as Allegis Realty Investors LLC.

2. Summary of Significant Accounting Policies

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Income Taxes

No provision for income taxes has been made in the financial statements, since income, losses and tax credits are passed through to the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Effective October 1, 1996, the Company entered into a Services Agreement (Agreement) with URI to provide certain administrative, operating and other support services to URI, as needed for the distribution of private investment offerings to institutional investors, for a fixed fee. All service fees included in the accompanying financial statement were earned under this Agreement.

In addition, the registered representatives of the Company (Representatives) are duly registered investment adviser agents of URI. Although the primary business activities of such individuals relate to the investment advisory activities of URI, effective January 1, 2004, URI and the Company have agreed that certain costs (Costs) associated with these Representatives will be allocated to the Company. URI has also agreed to allocate revenues to the Company in an amount equal to these Costs. These Costs, which include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses, have been included in the accompanying financial statements. Previously, these Costs were borne solely by URI.

4. Net Capital Requirements

The Company is a limited broker-dealer pursuant to SEC Rule 15c3-1(a)(2)(vi). This Rule requires the maintenance of minimum net capital of $5,000. The Company's aggregate indebtedness to net capital shall not exceed the ratio of 15 to 1. Net capital totaled $69,135 at December 31, 2005. This balance was $64,135 in excess of required net capital.

Supplemental Information

UBS Fund Services (USA) LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Members' capital	$ 152,218
Less: non-allowable assets	(83,083)
Less: haircuts	-
Net capital	69,135
Net capital requirement	5,000
Excess net capital	$ 64,135

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2005 as filed on Form X-17A-5 on January 25, 2006.

UBS Fund Services (USA) LLC

Schedule II—Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

UBS Fund Services (USA) LLC

Schedule III—Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

UBS Fund Services (USA) LLC

Schedule IV— Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act

December 31, 2005

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Management of
UBS Fund Services (USA) LLC:

In planning and performing our audit of the financial statements and supplemental schedules of UBS Fund Services (USA) LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that these may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 27, 2006